Exhibit 99.1

MATERIAL CHANGE REPORT
Form 51-102F3

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”) 155 University Avenue
Suite 750 Toronto, Ontario M5H 3B7

Item 2 Date of Material Change

May 4, 2020 and May 6, 2020.

Item 3 News Release

Attached as Schedule “A” and Schedule “B” hereto are copies of the news releases relating to the material change, which were disseminated on May 4, 2020 and May 6, 2020, respectively, through Business Wire. The news releases were subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 4 Summary of Material Change

On May 4, 2020, the Company announced that it entered into definitive agreements with institutional investors in a registered direct offering (the “Offering”) priced at-the-market under Nasdaq rules providing for the purchase and sale of 5,514,504 common shares of the Company (the “Common Shares”) at a price of US$0.36268 per Common Share and 2,757,252 unregistered Common Share purchase warrants (each, a “Warrant”). Each whole Warrant is exercisable to purchase one Common Share at an exercise price of US$0.3002 per Common Share for a period of five and one-half (5.5) years from the date of closing of the offering.

On May 6, 2020, the Company closed the Offering resulting in total gross proceeds to the Company of approximately US$2.0 million.

Item 5 Full Description of Material Change

Please see the press releases attached as Schedule “A” and Schedule “B” hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Stephen Randall
Chief Financial Officer (416) 548-7522 (ext. 152)

Email:      stephen@titanmedicalinc.com
Website:   www.titanmedicalinc.com

Item 9 Date of Report

May 13, 2020

SCHEDULE “A”

See attached news release.

Titan Medical Announces US$2.0 Million Registered Direct Offering

Priced At-the-Market Under Nasdaq Rules

TORONTO--(BUSINESS WIRE)--May 4, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), is pleased to announce today that it has entered into definitive agreements with institutional investors that provide for the purchase and sale of 5,514,504 common shares of the Company (the “Common Shares”) at a per share purchase price of US$0.36268 per Common Share in a registered direct offering priced at-the-market under Nasdaq rules, resulting in expected total gross proceeds of approximately US$2.0 million. In addition, Titan has agreed to issue to the investors unregistered warrants to purchase up to an aggregate of 2,757,252 Common Share purchase warrants (each, a “Warrant”). Each whole Warrant is exercisable to purchase one Common Share (a “Warrant Share”) at an exercise price of US$0.3002 per Common Share for a period of five and one-half (5.5) years following the date of closing of the offering.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The closing of the sale of the securities is expected to occur on or about May 6, 2020, subject to the satisfaction of customary closing conditions including required approvals from the Toronto Stock Exchange (“TSX”). Titan intends to use the net proceeds from the offering for general corporate purposes including: resuming the development of its single-port robotic surgical system, instruments and accessories; funding working capital (including the reduction of outstanding payables); and capital expenditures.

The Common Shares (but not the Warrants or the Common Shares underlying the Warrants) are being offered and sold in the registered direct offering by Titan pursuant to a "shelf" registration statement on Form F-3 (Registration No. 333-232898), including a base prospectus, previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on August 2, 2019. The offering of the Common Shares will be made only by means of a prospectus supplement that forms a part of the registration statement to be dated on or about May 4, 2020. The prospectus supplement will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Electronic copies of the prospectus supplement and accompanying base prospectus may also be obtained, when available, by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at 646-975-6996 or e-mail at placements@hcwco.com.

The Warrants described above were offered in a private placement under the United States Securities Act of 1933, as amended (the “Act”), and the Warrants and Common Shares issuable upon exercise of the Warrants have not been registered under the Act or applicable state securities laws. Accordingly, the Warrants and Common Shares issuable upon exercise of the Warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction, and no securities will be offered or sold to residents of Canada.

The TSX has confirmed that the Company qualifies as an “Eligible Interlisted Issuer” pursuant to Section 602.1 of the TSX Company Manual which provides that the TSX will not apply certain of its requirements to issuers whose shares are listed on another recognized stock exchange such as the Nasdaq Capital Market. The TSX has determined to accept notice of the Offering and has conditionally approved for listing up to an additional 29,328,422 Common Shares.

About Titan

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the closing date of the offering and the use of the net proceeds of the offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report for the year ended December 31, 2019 (which may be viewed at www.sedar.com and www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
416-548-7522
stephen@titanmedicalinc.com

SCHEDULE “B”

See attached news release.

Titan Medical Announces Closing of US$2.0 Million Registered Direct Offering

Priced At-the-Market under Nasdaq Rules

TORONTO--(BUSINESS WIRE)--May 6, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design and development of a single-port robotic surgical system for application in minimally invasive surgery (“MIS”), is pleased to announce today that it closed its previously announced registered direct offering priced at-the-market under Nasdaq rules for the purchase and sale of 5,514,504 common shares of the Company (the “Common Shares”) at a price of US$0.36268 per Common Share and 2,757,252 unregistered Common Share purchase warrants (each, a “Warrant”), resulting in total gross proceeds to the Company of approximately US$2.0 million. Each whole Warrant is exercisable to purchase one Common Share (a “Warrant Share”) at an exercise price of US$0.3002 per Common Share for a period of five and one-half (5.5) years from the date hereof.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

Titan intends to use the net proceeds from the offering for general corporate purposes including: resuming the development of its single-port robotic surgical system, instruments and accessories; funding working capital (including the reduction of outstanding payables); and capital expenditures.

The Common Shares (but not the Warrants or the Common Shares underlying the Warrants) were offered and sold in the registered direct offering by Titan pursuant to a “shelf” registration statement on Form F-3 (Registration No. 333-232898), including a base prospectus, previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on August 2, 2019. A prospectus supplement that forms a part of the registration statement dated May 3, 2020 was filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement and accompanying base prospectus may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at 646-975-6996 or e-mail at placements@hcwco.com.

The Warrants described above were offered and sold in a private placement under the United States Securities Act of 1933, as amended (the “Act”), and the Warrants and Common Shares issuable upon exercise of the Warrants have not been registered under the Act or applicable state securities laws. Accordingly, the Warrants and Common Shares issuable upon exercise of the Warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction, and no securities have or will be offered or sold to residents of Canada.

The Toronto Stock Exchange (“TSX”) has confirmed that the Company qualifies as an “Eligible Interlisted Issuer” pursuant to Section 602.1 of the TSX Company Manual which provides that the TSX will not apply certain of its requirements to issuers whose shares are listed on another recognized stock exchange such as the Nasdaq Capital Market. The TSX has determined to accept notice of the offering and has conditionally approved for listing up to an additional 29,328,422 Common Shares.

About Titan

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the use of the net proceeds of the offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report for the year ended December 31, 2019 (which may be viewed at www.sedar.com and www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
416-548-7522
stephen@titanmedicalinc.com